Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ilan Cohn, Chairman of the Board and Dr. Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Thursday, July 29, 2021 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Special Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

CAN-FITE BIOPHARMA LTD.

July 29, 2021, 3.00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS AT THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect Yoseph Bornstein as one of the Company’s external directors for a three-year term ending July 29, 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder in the Company, or have a personal interest in the said Proposal, as such terms are defined in the Proxy Statement of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this Proposal.

☐ YES	☐ NO

2.	To approve a grant of options to Yoseph Bornstein, an external director of the Company, as described in the accompanying proxy statement, subject to the approval of Proposal No. 1.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_________________   Date: ________, 2021  _____________________   Date_________, 2021

SIGNATURE                                                            SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.